
July 19, 2011

<u>Via E-mail</u>
James H. Miller
Chairman, President and Chief Executive Officer
PPL Corporation
Two North Ninth Street
Allentown, Pennsylvania 18101-1179

> **Re: PPL Corporation, PPL Electric Utilities Corporation,**
> **PPL Energy Supply LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 6, 2011**
> **File Nos. 1-11459, 1-00905 and 1-32944**
>
> **PPL Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2011**
> **File No. 1-11459**

Dear Mr. Miller:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>General</u>

1. Please include page numbers in all future filings filed with the Commission and uploaded to EDGAR.

Item 1. Business, page 1

2. Please briefly describe the business of each of your material subsidiaries. In this regard, we note your disclosure that PPL Energy Supply distributed its interest in PPL Global to PPL Energy Funding "to better align PPL's organizational structure with the manner in which it manages its businesses and reports segment information." Please describe the business done by PPL Energy Funding, with a view towards describing to investors how transferring your interest in PPL Global to PPL Energy Funding better aligns your organizational structure with your reporting segments. See Item 101(a) of Regulation S-K and provide us with your proposed disclosure.

PPL Acquisition, page 3

3. We note your disclosure that, as part of the settlement approved by the KPSC, LG&E and KU made a commitment that no base rate increases would take effect before January 1, 2013, but that LG&E and KU may seek approval for "the deferral of 'extraordinary and uncontrollable costs.'" Please provide additional detail about what may constitute "extraordinary and uncontrollable costs" and describe the process by which you would seek such approval, including the persons or entities that have the authority to grant or reject such a request. In this regard, we note your disclosure in your Form 8-K filed on May 25, 2011 that LG&E and KU expect to seek cost recovery for $2.5 billion in environmental upgrades, and that the impact of these upgrades on customers is estimated at an increase of 2.3% in 2012. Please provide us with your proposed disclosure.

Item 1A. Risk Factors, page 17

4. Please delete the language in the second and third sentences in which you state that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Risks Specific to Pennsylvania Regulated Segment, page 21

We could be subject to higher costs and/or penalties . . ., page 22

5. Please remove your statement that you expect to meet the requirements set forth in this risk factor, as it mitigates the point of the risk factor. Please provide us with your proposed disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

6. We note your statements throughout this filing that you expect to grow your regulated businesses and that you expect that 50% of your net income in 2011 will be provided by your

regulated businesses. We also note your recent acquisitions of LG&E, KU, Central Networks East and Central Networks Limited. Please provide an analysis regarding these acquisitions and the growth of your regulated businesses, with a view towards describing to investors how your reported financial information may not necessarily be indicative of future results. See Instruction 3 to Item 303(a) of Regulation S-K.

Results of Operations, page 35

7. Please expand your discussion under results of operations for all periods to quantify the material factors, or any multiple factors, you cite as impacting a single financial statement line item. For example, you disclose that U.K. utility revenues increased in 2010 primarily due to price increases, which were partially offset by a lower regulatory recovery, without quantifying the impact attributable to each component. See Item 303(a)(3) of Regulation S-K. Additionally, we note several instances where you identify a change in a financial statement line item and refer readers to other portions of your Form 10-K, often to the notes to the financial statements, for a discussion of the line item and any year-to-year changes to such items. To the extent that information elsewhere in your filing is necessary to provide an understanding as to your results of operations, financial condition or liquidity, please consider the benefit to investors of including this information and management's analysis of this information in this section of your filing, rather than presenting such information in a fragmented manner throughout the filing. See Commission Statement about Management's Discussion & Analysis of Financial Condition and Results of Operations, Part II, SEC Release No. 33-8056 and provide us with your proposed disclosure.

Item 8. Financial Statements and Supplementary Data, page 118

Notes to Consolidated Financial Statements, page 135

Note 1: Summary of Significant Accounting Policies, page 135

Goodwill and Other Intangible Assets, page 144

8. We understand that you are a net purchaser of RECs or do not create any RECs through generation. Please confirm or clarify our understanding. In addition, please tell us whether you maintain two separate cost pools for RECs and emission allowances or tell us otherwise how you are able to segregate the cost basis of credits that may have no basis from those that have a cost basis. In this regard, tell us whether you are a net purchaser or seller of emission allowances. If you sell RECs and/or emission allowances, please tell us your revenue recognition policy upon receipt or transfer of such credits or allowances. Please finally explain to us the basis in GAAP for classifying RECs and emission allowances as intangible assets as opposed to some other asset. If based on a FERC chart of accounts, please tell us the specific account which classification is made. We may have further comment.

Note 15: Contingencies and Commitments, page 206

Legal Matters, page 208

9. We note the disclosure in several locations of your document that you "cannot predict the
    outcome" related to certain legal matters. If you conclude that you cannot estimate a range
    of reasonably possible losses on any of the matters disclosed or in the aggregate, please
    disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition, for those
    matters where you are unable to estimate the possible loss or range of loss, please
    supplementally provide an explanation of the procedures you undertake on a quarterly basis
    to attempt to develop a range of reasonably possible loss for disclosure. Please refer to ASC
    450-20-50.

Item 9A. Controls and Procedures, page 260

10. We note that the acquisition of LG&E and KU Energy LLC (LKE) has been excluded from
    your assessment of internal controls over financial reporting as of the year ended December
    31, 2010. Please tell us what consideration you gave to disclosing any changes in internal
    control over financial reporting related to the acquisition that occurred during the quarter
    ended December 31, 2010. In this regard, notwithstanding management's exclusion of
    LKE's internal controls from its annual assessment, you must disclose any material change to
    your internal control over financial reporting due to the acquisition. Refer to Questions 3 and
    7 of Frequently Asked Questions (revised September 24, 2007) on Management's Report on
    Internal Control Financial Reporting and Certification of Disclosure in Exchange Act
    Periodic Reports found here: http://www.sec.gov/info/accountants/controlfaq.htm.

Definitive Proxy Statement on Schedule 14A

Nominees for Directors, page 7

11. Please briefly describe the specific experience, qualifications, attributes or skills that led to
    your conclusion that each nominee for director should serve as such, in light of your business
    and structure. See Item 401(e) of Regulation S-K and provide us with your proposed
    disclosure.

Transactions with Related Persons, page 26

12. Please describe the standards applied by the independent disinterested members of your
    board of directors in determining whether to ratify related-party transactions. See Item
    404(b)(1)(ii) of Regulation S-K and provide us with your proposed disclosure.

Executive Compensation, page 28

Base Salary, page 33

13. We note your disclosure that prior to the closing of the LKE acquisition your compensation committee ratified Mr. Stafferi's base-salary as previously set by E. ON AG. If true, please confirm that Mr. Stafferi's base salary going forward will be based on his 2010 compensation as set by E. ON AG and disclose how you will make adjustments to his base salary going forward, including how you will determine the PPL Competitive Range applicable to his position.

Proxy Card

14. With respect to proposal four, please revise to clarify that shareholders are voting for or against, or abstaining from voting on, the approval of executive compensation and not an advisory vote on executive compensation.

Form 10-Q for the Fiscal Period Ended March 31, 2011

15. Please apply the above comments to this filing and to subsequent filings as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 if you have questions regarding any other comments. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief